May 29, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0408

Attention: Mr. Todd Schiffman

RE:	BankUnited Financial Corporation

Form 10-K for the Fiscal Year Ended September 30, 2007

Form 10-Q for the Quarterly Period Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2008

Schedule 14A

File No. 001-13921

Dear Mr. Schiffman:

This letter contains responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter, dated May 21, 2008 (the “May 21 Letter”), to Mr. Alfred R. Camner relating to the above referenced filings. This letter responds to comments 1 through 10 of the May 21 Letter. The responses to Comments 11 through 13 of the May 21 Letter were separately provided in a correspondence dated May 28, 2008.

Set forth below are the comments contained in the May 21 Letter followed by the responses of BankUnited Financial Corporation (the ”Company”). Each comment is numbered the same as in the May 21 Letter. For purposes of identification, the Staff’s comments are presented in boldface. Also, hereafter, the Form 10-Q for the Quarterly Period Ended March 31, 2008 is referred to as the “March 10-Q.”

Form 10-Q for the Three Months Ended December 31, 2007

Asset Quality, page 36

1.	In your response to comments 20 and 21 of our letter dated April 25, 2008, you state that the loans transferred from held for sale to portfolio had been originated with the intent to sell them to a purchaser under a pre-existing arrangement, but were rejected as a result of the purchaser’s due diligence. The loans were transferred at the lower of cost or market and no loss was realized. Please tell us if the quotes used to determine the market value of these loans was from the pre-existing commitment or subsequent to reflect the defects of the rejected loans or other market liquidity issues. If not, please consider these defects and other liquidity issues in determining the market value and determine if a loss would result considering the fact that such loans were rejected under a pre-existing commitment.

As discussed in our response dated April 25, 2008, we have examined the facts relating to $29.7 million of the transferred loans, and believe that the facts with respect to the remaining loans are similar. As more fully discussed below, the Company believes the reasons why the purchaser did not actually acquire the loans were generally unrelated to the fair value of the loans. Although the Company did not obtain quotes of the then current fair market value of the loans in determining the lower of cost or market applicable to the transfer of these loans to the portfolio, the Company had information at the time about purchase quotes for payment option ARM loans. The loans that were transferred were primarily payment option ARM loans and the Company considered that loans with similar financial characteristics, including interest rate, prepayment provisions, and the borrowers’ creditworthiness were routinely being quoted for purchase by other lenders at premiums over par value during this time period. This was supported by data available at the time of these transfers including a comparison of the Company’s payment option ARM loans to similar loans of other lenders and the amount of premium over the loan principal amount those lenders were offering to pay to acquire such loans from mortgage brokers. The data included information for nine lenders that conducted regional or national lending activities. Each of the lenders was offering to pay a premium over the loan principal amount for payment option ARM loans and the Company concluded that its loans would be comparably priced. Accordingly, the Company concluded that the lower of cost or market would be cost and the subject loans were thus transferred to portfolio at cost.

As noted in our response dated April 25, 2008, the transferred loans were intended to be sold to a purchaser under a pre-existing arrangement. The majority of these transferred loans were included in one group amounting to approximately $29.7 million. Loans representing $5.9 million, or 20% of the total amount, were repaid or modified after delivery to the purchaser but prior to completion of the sale. Loans representing $18.3 million, or 62% of the total amount, had characteristics which the Company initially believed were acceptable to the purchaser, but were subsequently declined. The characteristics included foreign national borrowers and collateral in the form of condominium units located in California. These characteristics did not meet the preferences of the intended purchaser for reasons other than creditworthiness or loan pricing. Loans representing approximately $5.4 million, or 18% of the total amount were rejected during the due diligence process due to defects in file documentation. This last category included 11 loans. The nature of the defects for 10 of these loans did not relate to any issue that could impact value. One of the 11 loans, in the amount of $425,000, was rejected due to a differing opinion of collateral value.

Excluding the loan that was rejected due to a differing opinion of collateral value, the Company believes that the reasons underlying why the loans were not sold in connection with the pre-existing arrangement did not relate to factors which would have an impact on the value of the loan. The reasons they were not sold did not relate to the borrowers’ ability to repay, collateral value or loan pricing. Under the circumstances which existed at the time, the Company believes its determination of lower of cost or market was reasonable.

2.	Please tell us and revise your future filings to disclose how you define foreseeable future for purposes of considering your intent and ability to hold loans in your portfolio.

Until 2005, the Company was primarily a portfolio lender and originated residential loans with the intent to hold to payoff or maturity, whichever occurred first. In 2005, the Company began originating residential loans with the intent to sell them in the secondary market to diversify its revenue sources. The Company continued to originate loans for its portfolio. The loan sales activity did not alter management’s intent regarding loans held in portfolio, and the Company continues to hold the view that

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May 29, 2008

loans originated for portfolio purposes are intended to be held until payoff or maturity. The Company recognizes that unforeseen developments could have an impact on its ability or intent to hold loans until payoff or maturity. Factors that would be considered in assessing the foreseeable future include changes in the Company’s overall asset and liability strategies, including new available investment opportunities and funding sources, and changes in expected liquidity demands, long-term business strategies, known and projected economic conditions, and overall financial condition. The Company’s asset and liability strategies consider the average duration of loans in the portfolio. Long-term business planning generally extends over a 3-5 year horizon. Each of these factors requires the exercise of management judgment at the time loans are originated or considered for transfer from portfolio to held for sale.

Currently, the only type of loans the Company originates for sale are residential loans; commercial, non-residential real estate, home equity lines and consumer loans are originated for portfolio only. Should this business strategy change, and the Company does originate loans other than residential loans for sale, this activity is expected to be subject to similar accounting policies as presented below.

The Company proposes to include the following disclosure in its summary of significant accounting policies in applicable future filings on Form 10-Q or Form 10-K:

“Loans held in portfolio

Loans held in portfolio are loans which management has the intent and ability to hold for the foreseeable future, are considered long-term investments and, accordingly, are carried at historical cost. The loan portfolio consists primarily of real estate loans collateralized by first mortgages. The length of the foreseeable future is a management judgment which is determined based on the type of loan, asset/liability strategies, including available investment opportunities and funding sources, expected liquidity demands, long-term business strategies and current economic and market conditions. In evaluating these factors, management considers the average duration of loans held in portfolio and its long-term planning cycle of 3-5 years. Evaluation of these factors requires a significant degree of judgment. Management’s view of the foreseeable future may change based on changes in these conditions resulting in a change in management’s intent.”

Form 10-Q for the Three and Six Months Ended March 31, 2008

Note 3 – Investments and Mortgage-backed Securities Available for Sale, page 10

3.	We note your disclosure on page 12 that you hold $1.5 million of trust preferred securities of other issuers that have gross unrealized losses in excess of 12 months of $488 thousand as of March 31, 2008. Given the length and severity of the decline in fair value, please tell us how you concluded these securities were not other-than temporarily impaired as of March 31, 2008. Please ensure your response includes a discussion of the industry the trust preferred issuer operates in, current credit rating of the trust preferred security and whether there have been any recent credit rating downgrades.

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May 29, 2008

As of March 31, 2008, the Company held trust preferred securities issued by Bank of America Corporation which had a cost basis of $2,000,000, a fair value of $1,512,000, and an unrealized loss of $488,000. In evaluating this security for other than temporary impairment, management considered the long-term credit ratings of the issuer, published analysts’ reports regarding the long-term financial prospects of the issuer, the prices of similar securities of the issuer, and the Company’s ability to hold these securities until recovery or maturity.

As of March 31, 2008, Bank of America’s long-term debt had investment grade ratings from each of the principal ratings agencies. The Moody’s rating was Aa2 as March 31, 2008, and was downgraded one notch to Aa3 with a negative outlook on April 21, 2008. Standard & Poor’s rating was A+ as of March 31, 2008 with the most recent change being an upgrade from A in February 2007. Standard & Poor’s placed Bank of America on negative watch in April 2008. Notwithstanding the recent negative ratings action by Moody’s and Standard & Poor’s, the long-term debt ratings remain strong investment grade. This security trades infrequently. As of May 8, 2008, the date of the most recent trade noted by the Company, this security traded at 5.3% higher than its fair value as of March 31, 2008.

Stock analysts’ commentary regarding Bank of America suggests that the company appears likely to surpass 2006 earnings by 2010. Bank of America reported net income of $21 billion for its 2006 year, and $15 billion for its 2007 year. In spite of the significant market disruption, Bank of America has continued to report positive operating results.

The Company does not foresee any liquidity, capital or other considerations which could negatively impact its ability to hold these securities until recovery or maturity. Additionally, based on the Company’s review of historical financial information of Bank of America, its long-term credit ratings, and published analysts’ commentary, there is nothing which leads the Company to believe that Bank of America will not meet its obligations relating to these trust preferred securities. Based on the foregoing, the Company concluded that this investment was not other than temporarily impaired. The Company will continue monitoring this security at each future reporting date to determine whether, in the Company’s judgment, it has become other than temporarily impaired

4.	We note your disclosure on page 13 that you recorded an impairment charge of $16.2 million on five subordinate classes of your 2005 securitization, and that as of March 31, 2008, you had gross unrealized losses in excess of 12 months of $19.2 million on similar securities with a fair value of $235.2 million. Please respond to the following:

•

Tell us, and consider disclosing in future filings, the credit ratings of these securities. Please ensure your response specifies the rating by class, and quantifies the dollar amount of securities in each class;

Mortgage-backed securities as of March 31, 2008 with unrealized losses in excess of 12 months are identified in the table below.

Securities and Exchange Commission

May 29, 2008

Description	Cost Basis	Fair Value	Loss	Loss %	Rating(1)
BSABS 03AC3	$5,952	$5,284	$668	11.2	Aaa
IMSA 2003-3A	19,889	18,022	1,867	9.4	Aaa
BUMT 2005-1 1A1	79,462	71,349	8,113	10.2	Aaa
BUMT 2005-1 1A3	44,360	37,862	6,498	14.6	Aaa
SASC 2001-15A B1	1,788	1,555	233	13.0	AA+
WAMMS 02-R3	3,349	3,161	188	5.6	Aaa
All other issues (2)	99,575	97,982	1,593	1.6	(2)

	$254,375	$235,215	$19,160

(1)	All ratings are by Moody’s, except SASC 2001-15A B1, which is Standard & Poor’s. Moody’s does not rate this security.
(2)	Includes 20 individual securities. Eighteen of these securities had ratings of Aaa; one had a rating of Aa2; and one had a rating of Aa3. None of these ratings have been changed since September 30, 2007. Each security included in this group had unrealized losses of less than 5%. The Company considered the length and severity of the unrealized loss of each security, the individual credit ratings and any trends thereof, projected cash flows and the Company’s ability and intent to hold these securities until recovery or maturity and concluded that these unrealized losses were not other than temporary.

The Company will disclose in its future filings the range of credit ratings by one or more of the major credit rating agencies applicable to securities reviewed for other than temporary impairment and concluded to be not other than temporarily impaired. Based on the circumstances that existed as of March 31, 2008, the Company proposes to include in its future filings on Form 10-Q and 10-K additional disclosure similar to the following in the first paragraph as presented on page 13 of the March 10-Q:

“The Company also considers ratings actions taken by any of the major credit ratings agencies in its evaluation for other than temporary impairment. As of March 31, 2008, none of the securities reviewed for other than temporary impairment had credit ratings lower than Aaa, by Moody’s, or AA+ by Standard & Poor’s. None of the securities were downgraded during the six months ended March 31, 2008.”

•	Tell us, and disclose in future filings, whether any of these securities have been downgraded or have been placed on a ratings watch since September 30, 2007;

The Company reviews the credit ratings of securities owned on a monthly basis. None of the securities listed in the table above have been downgraded since September 30, 2007. The Company will disclose in its future filings whether any of the securities reviewed for other than temporary impairment, and concluded to be not other than temporarily impaired, have been downgraded or placed on a negative ratings watch during the reporting period by any of the major ratings agencies.

•

Given your disclosure on page 13 that you estimate that loss projections could completely erode the value of the two most subordinate classes, and significantly erode the next three most subordinate classes, tell us whether the

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impairment charge you took was on each of these five subordinate classes, or just certain of these five subordinate classes. If the latter is true, please explain how you concluded the other subordinate classes were not other-than-temporarily impaired;

The impairment charge recorded by the Company for the five subordinate classes included each class and resulted in each of the five classes being written down to fair value as of March 31, 2008. The Company will continue to evaluate these classes individually at each reporting date.

•

Tell us whether any class of these securities are within the scope of EITF 99-20. If so, please tell us the dollar amount of the securities that are accounted for under EITF 99-20, and how you determined whether an impairment had occurred under that guidance on any of these securities; and

None of the mortgage-backed securities owned by the Company as of March 31, 2008 were retained or purchased beneficial interests that are within the scope of EITF 99-20. The mortgage-backed securities owned by the Company include fixed term securities with balloon maturities or straight pass-through securities which were not subject to EITF 99-20 at the time of purchase or securitization (for those securities arising from the Company’s 2005 securitization).

The Company owns an interest-only strip security retained from its 2005 securitization, which had a fair value and cost basis of $5.0 million and $3.1 million, respectively, as of March 31, 2008.

•

To the extent that you continue to hold classes of securities that have been downgraded since September 30, 2007 and you did not take an other-than-temporary impairment charge on the securities, please tell us how you concluded an impairment charge was not necessary, even after your evaluation of the cash flows of the securities. In this regard, we note that any rating agency downgrade may represent the market’s views that the security is impaired due to credit issues, which may impact your ability to assert that the decline in fair value is temporary and that you could hold the security until recovery or maturity.

None of the securities noted above in this response to Comment #4 have been downgraded by any of the major ratings agencies since September 30, 2007. As noted, the security discussed in the response to Comment #3 above was downgraded in April 2008.

5.	We note on page 13 that you review the assets held by the mutual funds to determine whether any of those assets provide evidence that unrealized losses in such mutual funds may be other than temporary. Please tell us and review your impairment evaluation of your investment in mutual funds considering the guidance provided in paragraph 4(a)(2) of FSP 115-1, that investors shall not “look through” the form of their investment to the nature of the securities held by a mutual fund, and rather be assessed for impairment as an equity security under FSP 115-1.

The Company evaluates its investment in mutual funds for other than temporary impairment based on its equity ownership interest in the mutual fund, and does not look through to the underlying assets held by the mutual fund to calculate fair value. The Company will clarify the language on page 13 of the March 10-Q in future filings of Form 10-Q and Form 10-K.

In conducting our evaluation, we review the severity of unrealized losses on the investment, the length of time the unrealized losses have persisted and the prospects for recovery of the market value. In addition, the nature of the assets owned by the mutual fund is reviewed to increase management’s understanding of the past trends and future prospects of the mutual fund. The assets are not used to value the equity interest; however, they are considered informative of the difference between market value

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and net asset value, underlying industry trends or other factors which would be relevant to evaluating whether an other than temporary impairment has occurred in the mutual fund.

Loss Mitigation, page 48

6.	We note your response to comment 11 of our letter dated April 28, 2008 and the amount of loans that have been subject to your loss mitigation strategies. Please revise future filings to disclose the expectation of trends in loss mitigation activity in future periods considering the trends in non-performing loans and expected reset date of payment option loans.

The Company proposes to add the following disclosure to MD&A of its future filings as the second paragraph under “Loss Mitigation” as presented on page 48 of the March 10-Q.

“Payment option ARM loans represent approximately 69% of the Company’s one-to-four family residential loan portfolio as of March 31, 2008. The Company’s loss mitigation activities have primarily involved payment option ARM loans which were within 12 months of their contractual reset date. The Company estimates that approximately $90.8 million, $908 million, and $2.5 billion in payment option ARM loans will reach their contractual reset date during the six months ending September 30, 2008, the year ending September 30, 2009, and the year ending September 30, 2010, respectively. Consequently, management anticipates that loss mitigation activities will increase during these periods, and the increase will likely be substantial. Management is unable to predict the extent to which any loss mitigation activities will be successful in reducing future losses but will monitor and change our activities to manage the impact on nonperforming loans.”

Real Estate Owned, page 50

7.	On page 50 you state that realized sales proceeds for the sales during the first half of fiscal year 2008 averaged approximately 82% of appraised value at the time of foreclosure, compared to 81% for the prior years’ sales. Please tell us how you determined the loss upon foreclosure that was charged–off to the allowance for doubtful accounts, and confirm any subsequent loss based on sales proceeds was recorded as a realized loss or subsequent impairment to the other real estate owned.

Upon repossession of real estate collateral as a result of foreclosure, the Company prepares an internal estimate of the fair value of the real estate and orders an appraisal to be prepared by an outside party. The internal estimate is used to prepare an initial estimate of the loan charge-off, if any, and a charge-off is recorded to the allowance for loan losses equal to the excess of the recorded investment in the loan over the fair value of the collateral, less costs to sell. Upon receipt and review of the outside appraisal, generally within 1-2 months after it is ordered, the initial estimate of the charge-off is adjusted to reflect the final estimate of fair value of the real estate less costs to sell. The real estate is recorded at the lesser of the recorded investment in the loan and the fair value less costs to sell. Any subsequent impairment of real estate owned, and any gain or loss on the sale of the real estate is recorded in the statement of operations as a component of non-interest expense.

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May 29, 2008

Allowance for Loan Losses, page 50

8.	On page 51 you state that historical loan losses are separately calculated for one-to-four family residential loans with and without mortgage insurance policies, and a blended loss rate is applied to determine the level of the allowance. If true, please confirm in your response as well as your future filings that you factor in probable recoveries under PMI policies in developing your provision for loan losses. Further, clarify how default statistics are factored into the developing the provision and your basis for using a blended loss rates for loans with and without mortgage insurance.

The Company confirms that probable recoveries under mortgage insurance policies are considered in determining the amount of the allowance for loan losses and the required provision for loan losses. The historical loss data for loans with mortgage insurance coverage is reduced by probable recoveries under mortgage insurance policies and the net loss data is used to calculate the loss factor for this segment of the residential portfolio. The Company notes that mortgage insurance is obtained on a loan specific basis and is attached to the loan for which the mortgage insurance coverage was obtained.

When determining the allowance for loan losses, the Company assumes that its nonperforming residential loans with mortgage insurance and its nonperforming loans without mortgage insurance will default and be subject to foreclosure at the same historical default rate. Based on historical trends, a portion of nonperforming loans is assumed to be resolved through “short sales” and not through foreclosure. Short sales represent sales of the real estate collateral prior to foreclosure under agreement between the Company, the borrower, and, if applicable, the mortgage insurer, to avoid the time and expense of the foreclosure process. Short sales result in net proceeds to the Company which are insufficient to fully repay all amounts due under the loan agreement.

The average loss percentage for loans with mortgage insurance and without mortgage insurance is applied to the projected amount of loans with mortgage insurance and without mortgage insurance which have been assumed to have defaulted and transferred to real estate owned. Additionally, the average projected loss percentage for loans resolved through short sales is also calculated. The combined weighted average projected losses for these three loss categories is calculated as a percentage of the loan balances. The percentage thus developed is used to calculate the allowance for loan losses applicable to nonperforming residential loans which are not specifically reviewed. Since the loss percentages are calculated separately for loans with and without mortgage insurance, and subsequently applied to an amount of loans which are weighted according to the occurrence of mortgage insurance in the residential portfolio to determine the blended rate, the Company believes that the result is substantially the same as if the blended rate were not used.

The Company proposes to include in its future filings the following language in its discussion about the allowance for loan losses instead of the last sentence of second bullet point of the section entitled “Allowance for Loan Losses” appearing on page 50 through 52 of the March 10-Q”:

“Additionally, for one-to four-family residential loans, historical loan losses are separately calculated for loans with mortgage insurance and without mortgage insurance and a weighted average loss rate is applied to determine the level of the allowance. In calculating the loss rate for loans with mortgage insurance, projected losses are reduced by probable recoveries under mortgage insurance policies.”

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May 29, 2008

9.	On page 51 you state that subsequent to September 30, 2007, the policy regarding the home equity lines was revised to require loans that reached 270 days delinquent are charged-off. Please tell us and revise future filings to clarify if the effect of the revised policy was to provide a defined charge-off period or extend the point upon which a home equity line is fully reserved. Clearly describe the reasons for this change in policy.

This change was made to provide a definitive charge-off period for home equity lines of credit. The prior practice required the establishment of specific allowances when home equity lines reached 91 days past due, however specific charge-offs were subsequently determined on a loan-specific basis. The point at which home equity lines are fully reserved remained at 91 days past due. The Company proposes to add the following disclosure to the last paragraph on page 51 as it appeared in the March 10-Q:

“The policy was revised to provide a definite charge-off period for home equity lines. Home equity lines continue to be fully reserved at 91 days past due.”

Mortgage Insurance, page 52

10.	We note your response to comment 12 of our letter dated April 25, 2008 and disclosure on page 53 that approximately 897 loans, representing approximately 2.5% of the total number of loans outstanding, with an outstanding principal balance of $142.5 million were originated with loan to value ratios over 80% and did not have mortgage insurance. Please tell us and disclose in future filings the amount of these loans reserved for and how you considered these and other loans without mortgage insurance when determining the adequacy of your allowance.

When determining the adequacy of the allowance for loan losses, the loans without mortgage insurance noted in the Staff’s comment above are evaluated in the same manner as all other residential loans without mortgage insurance held in the portfolio. They are included in the performing or nonperforming segments based on their payment status, and subject to the application of the loss factors used in determining the level of allowance. As with all our residential loans, should any of these loans become 180 days or more past due, a specific review (consistent with the process applied to other loans which reach a similar delinquent status) is performed. This review includes obtaining an updated valuation and any deficiency noted between the unpaid principal balance and the fair value of the collateral, less costs to sell, is included in the allowance for loan losses. The Company does not currently separately segment these loans in connection with its review of the allowance for loan losses. The Company proposes to add the following additional disclosure to its future filings at the end of the first paragraph on page 53 of the March 10-Q:

“These loans are included in the Company’s evaluation of the allowance for loan losses for the performing and nonperforming segment of the portfolio based on payment status.”

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May 29, 2008

Should you have any questions please contact Joe Gleason at (305) 818-8603, or Tim Harris at (305) 698-4159.

Sincerely,

Humberto L. Lopez

Senior Executive Vice President

and Chief Financial Officer